As filed with the Securities and Exchange Commission on May 13, 2010

No. 333-164906

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Express, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5600	80-0593148
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Limited Parkway

Columbus, Ohio 43230

(614) 415-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew C. Moellering

Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

Express, Inc.

One Limited Parkway

Columbus, Ohio 43230

(614) 415-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. William R. Burke Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Marc D. Jaffe Latham & Watkins LLP 885 Third Avenue Suite 1000 New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

On May 12, 2010, after the Registration Statement on Form S-1 of Express Parent LLC (File No. 333-164906) (as amended, the “Registration Statement”) was declared effective by the Securities and Exchange Commission and prior to the sale of any shares of common stock, Express Parent LLC converted to a Delaware corporation and was renamed Express, Inc. This Post-Effective Amendment No. 1 to the Registration Statement is being filed by Express, Inc. for the purposes of (i) adopting the Registration Statement as its own and (ii) filing as Exhibit 5.1 a validity opinion addressed to Express, Inc. with respect to the shares of common stock of the registrant subject of the Registration Statement.

Express, Inc. hereby expressly adopts the Registration Statement as its own for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934.

In addition, each of the persons set forth on the signature page to the Registration Statement as filed prior to the conversion by Express Parent LLC has, following the conversion, continued to serve Express, Inc. in the same director and/or officer capacities set forth next to his or her name on the signature page to the Registration Statement, and has signed this Post-Effective Amendment No. 1 to the Registration Statement in such capacity.

No changes or additions are being made hereby to the prospectus that forms a part of the Registration Statement. Accordingly, the prospectus is being omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	$24,955
FINRA filing fee	$35,500
NYSE listing fee	$250,000
Printing expenses	$400,000
Legal fees and expenses	$2,000,000
Accounting fees and expenses	$2,100,000
Miscellaneous expenses	$115,000

Total expenses	$4,925,455

Item 14.    Indemnification of Directors and Officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware (“DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. We will also enter into an indemnification priority agreement with Golden Gate and Limited Brands to clarify the priority of advancement of expenses and indemnification obligations among us, our subsidiaries and any of our directors appointed by Golden Gate and Limited Brands and other related matters.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

In connection with the Golden Gate Acquisition described in the prospectus which is a part of this registration statement, our employees were offered the opportunity to purchase equity in our company. On July 24, 2007, our President and Chief Executive Officer, Michael Weiss, purchased 1,000,000 of our Class L Units at a purchase price per unit of $6.47 and 4,000,000 of our Class A Units for a nominal price per unit of $0.01. Between November and December 2007, ten of our executive officers purchased 745,554 Class L Units of Express Management Investors LLC at a purchase price of $6.47, 2,500,000 of Class A Units of Express Management Investors LLC at a nominal price per unit of $0.01 and 2,500,000 of Class C Units of Express Management Investors LLC at a nominal price per unit of $0.0025. These purchases of securities by Mr. Weiss and our other executive officers were made in reliance upon Section 4(2) of the Securities Act, as they did not involve any public offering and all recipients of these securities in these purchases were accredited investors within the meaning of our Rule 501 of Regulation D under the Securities Act.

Also between November and December 2007, fifty-one of our employees purchased 1,355,000 Class A Units of Express Management Investors LLC at a nominal price per unit of $0.01 and 1,355,000 Class C Units of Express Management Investors LLC at a nominal price per unit of $0.0025 through unit purchase agreements. Additionally, between September 12, 2008 and December 16, 2009, we sold 1,410,000 Class C Units of Express Management Investors LLC to approximately 70 employees, typically at the vice president level or above in various departments of Express at a nominal price per unit of $0.0025 through unit purchase agreements. The issuance and sales of our Class A Units and Class C Units described above were deemed to be exempt from the registration provisions under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act. The issuer relied on Rule 701 because (i) these sales were to employees and were made pursuant to a written compensation contract, which was delivered to each employee purchasing equity, (ii) the issuer was not subject to Section 13 or 15(d) of the Exchange Act at the time of issuance and (iii) these issuances did not exceed the sale price limitations set forth in Rule 701. See “Executive Compensation—Compensation Discussion and Analysis—Equity Incentives—Summary of Current Plan” in the prospectus which is a part of this registration statement.

On March 5, 2010, in connection with the 2010 Refinancing Transactions, Express, LLC and Express Finance Corp., each an indirect, wholly-owned subsidiary of ours, jointly issued and sold, in a private placement, $250.0 million of their 8 3/4% Senior Notes due 2018 at an issue price of 98.599% of the face value of the Senior Notes. An affiliate of Golden Gate purchased $50.0 million of Senior Notes in the offering. The proceeds from the Senior Notes of $246.5 million, together with cash on hand of $153.8 million, were used or will be used to (1) prepay all of the Term C Loans outstanding under the term loan facility of our wholly-owned subsidiary, Express Topco, and to pay accrued and unpaid interest and prepayment penalties in an aggregate amount equal to $154.9 million, (2) make a distribution to the equity holders of Express Parent in an aggregate amount equal to $230.0 million and (3) pay related transaction fees and expenses, including discounts and commissions to the initial purchasers of the Senior Notes, in an aggregate amount equal to $15.4 million. The issuance and sale of the Senior Notes were exempt from the registration requirements of the Securities Act because the Senior Notes were sold to the initial purchasers in transactions not involving a public offering pursuant to Section 4(2) thereof and the Senior Notes were sold by the initial purchasers to qualified institutional investors pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.

Appropriate legends were affixed to the securities issued in all of the above-listed transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on May 13, 2010.

Express, Inc.

By:	/S/ MATTHEW C. MOELLERING
Name:	Matthew C. Moellering
Title:	Executive Vice President—Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

* * * *

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date

/S/ MICHAEL A. WEISS Michael A. Weiss	President, Chief Executive Officer and Director (principal executive officer)	May 13, 2010

/S/ MATTHEW C. MOELLERING Matthew C. Moellering	Executive Vice President— Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary (principal financial officer and principal accounting officer)	May 13, 2010

/S/ DAVID C. DOMINIK David C. Dominik	Director	May 13, 2010

/S/ STEFAN L. KALUZNY Stefan L. Kaluzny	Director	May 13, 2010

/S/ JENNIE W. WILSON Jennie W. Wilson	Director	May 13, 2010

/S/ TIMOTHY J. FABER Timothy J. Faber	Director	May 13, 2010

EXHIBIT INDEX

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.
2.1†	Unit Purchase Agreement, dated as of May 15, 2007, among Express Investment Corp., Limited Brands Store Operations, Inc., Express Holding, LLC and Limited Brands, Inc. (“Unit Purchase Agreement”).
2.2†	Amendment No. 1 to Unit Purchase Agreement, dated as of July 6, 2007.
2.3†	Conversion Agreement, dated as of May 10, 2010, by and among Express Parent LLC, Express Management Investors Blocker, Inc., Express Investment Corp., Limited Brands Store Operations, Inc. and EXP Investments, Inc.
2.4†	Form of Agreement and Plan of Merger among Express, Inc., Express Management Investors Blocker, Inc., Express Management Investors LLC, Express Investment Corp., Multi-Channel Retail Holdings LLC - Series G and Express Holding, LLC.
3.1†	Form of Certificate of Incorporation of Express, Inc., to be effective upon the completion of this offering.
3.2†	Form of Bylaws of Express, Inc., to be effective upon the completion of this offering.
4.1†	Specimen Common Stock Certificate.
4.2†	Indenture, dated March 5, 2010, among Express, LLC, Express Finance Corp., the Guarantors and U.S. National Bank Association, as trustee.
4.3†	Registration Rights Agreement, by and among Express, LLC, Express Finance Corp., Express Parent LLC, Express GC, LLC and Banc of America Securities LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated.
4.4†	Form of Registration Agreement between Express, Inc. and the other signatories thereto.
4.5†	Form of Stockholders Agreement by and among Express Inc., Multi-Channel Retail Holding LLC - Series G, Limited Brands Store Operations, Inc. and EXP Investments, Inc.
4.6†	Express Parent LLC Limited Liability Company Agreement, dated as of June 26, 2008.
5.1	Opinion of Kirkland & Ellis LLP.
10.1†	Asset-Based Loan Credit Agreement, dated as of July 6, 2007, among Express Holding, LLC, as Parent, Express, LLC, as Borrower, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Wells Fargo Retail Finance, LLC, as Administrative Agent and Collateral Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, The CIT Group/Business Credit, Inc. and Wachovia Capital Finance Corporation (Central), as Co-Documentation Agents, and Morgan Stanley Senior Funding, Inc., as Sole Lead Arranger and Sole Bookrunner (the “Asset-Based Loan Credit Agreement”).
10.2†	Amendment No. 1 to Asset-Based Loan Credit Agreement, dated as of June 3, 2008.
10.3†	Amendment No. 2 to Asset-Based Loan Credit Agreement, dated as of February 5, 2010.
10.4†	Term Loan Credit Agreement, dated as of July 6, 2007, among Express Holding, LLC, as Parent, Express, LLC, as Borrower, the Initial Lenders, Morgan Stanley & Co. Incorporated, as Collateral Agent, and Morgan Stanley Senior Funding, Inc., as Administrative Agent, Syndication Agent, Sole Lead Arranger and Sole Bookrunner (the “Term Loan Credit Agreement”).
10.5†	Amendment to Term Loan Credit Agreement, dated as of February 5, 2010.
10.6†	Credit Agreement, dated as of June 26, 2008, among Express Topco LLC, as Borrower, the Lenders party thereto and KKR SCF Loan Administration, LLC, as Administrative Agent (“Topco Credit Agreement”).

Exhibit Number	Description
10.7†	Amendment to Topco Credit Agreement, dated as of February 5, 2010.
10.8+†	Employment Agreement, dated as of February 12, 2010, by and among Express, LLC, Express Parent LLC and Michael A. Weiss.
10.9+†	Form of Employment Agreement.
10.10+†	Express, Inc. 2010 Incentive Compensation Plan.
10.11+†	Form of Incentive Stock Option Agreement.
10.12†	Master Sublease, dated as of July 6, 2007, between Limited Brands, Inc. and Express, LLC.
10.13+†	Form of Restricted Stock Agreement.
10.14†	Store Leases Agreement, dated as of July 6, 2007, by and among Limited Stores, LLC, Bath & Body Works, LLC, Victoria’s Secret Stores, LLC, Diva US, LLC, Express, LLC and Limited Brands, Inc.
10.15†	Logistics Services Agreement, dated October 5, 2009, by and between Express, LLC and Limited Logistics Services, Inc.
10.16†	Exchange Agreement, dated June 26, 2008, by and among Express Parent LLC, Express Topco LLC, Express Holding, LLC and the securityholders listed thereto.
10.17+†	Form of Nonqualified Stock Option Agreement.
10.18+†	Form of Stock Appreciation Rights Agreement.
10.19+†	Form of Restricted Stock Unit Agreement.
10.20†	Amended and Restated Services Agreement, dated as of April 8, 2010, between Express, Inc. and Limited Brands, Inc.
10.21+†	Amendment No. 1 dated as of April 14, 2010 by and among Express, LLC, Express Parent LLC and Michael A. Weiss.
10.22†	Form of Indemnification Agreement.
10.23†	Form of Letter Agreement by and among Limited Brands, Inc., Express, Inc., Express Topco LLC, Express Holding, LLC, Express, LLC, Express Finance Corp. and Express GC, LLC.
10.24†	Form of Letter Agreement by and among Golden Gate Private Equity, Inc., Express, Inc., Express Topco LLC, Express Holding, LLC, Express, LLC, Express Finance Corp. and Express GC, LLC.
10.25†	Amendment No. 2 to Topco Credit Agreement, dated as of April 26, 2010.
10.26†	Letter Agreement, dated as of April 28, 2010 between Michael F. Devine, III and Express Parent LLC.
16.1†	Letter from Ernst & Young LLP, independent registered public accounting firm.
21.1†	List of subsidiaries of Express Parent LLC.
23.1†	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2†	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

23.4†	Consent of e-Rewards, Inc.

24.1†	Powers of Attorney (included on signature page).

99.1†	Consent of Director Designee.

+	Indicates a management contract or compensatory plan or arrangement.
†	Previously filed.